ETERNAL ENERGY CORP.
2120 West Littleton Blvd., Suite 300
Littleton, Colorado 80120

formerly known as:
GOLDEN HOPE RESOURCES CORP.
1155 W. Pender Street, Suite 708
Vancouver, B.C., Canada V6E 2P4

Commission File No.: 0-50906

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement is being mailed on or about November 9, 2005, to the holders of record on November 7, 2005, of the shares of our common stock. It is being furnished in connection with the appointment of certain individuals to our board of directors without a meeting of the stockholders, resulting in a change in control of our company.

On November 4, 2005, we increased the number of our directors to five, and appointed Bradley M. Colby and John Anderson to our board of directors, effective immediately.

On November 7, 2005, we did the following:

•	Effected a 35-for-1 forward stock split of our outstanding common stock and correspondingly increased our authorized common stock from 25,000,000 shares to 875,000,000 shares.

•
Our wholly owned subsidiary entered into a Purchase and Sale Agreement with Merganser Limited, whereby our subsidiary acquired all of the rights, title and interest of Merganser under a Participation Agreement with Eden Energy Corp., which sets forth the terms with respect to a joint venture for acquiring oil and gas leases and drilling wells to explore oil and natural gas reserves in the Big Sand Spring Valley Prospect in eastern Nevada (the “Project”).

•
Filed the Articles of Merger effecting the merger with our wholly owned subsidiary, with us as the surviving corporation, changed our name from Golden Hope Resources Corp. to Eternal Energy Corp. (the “Company”), and changed our principal office location.

•
Accepted the resignations of Frederick Fisher, Tom Murdoch and Chris Sturdy from the board, all to be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, and appointed Bradley M. Colby as our new President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary.

•
Completed a private placement of our securities for an aggregate purchase price of $1,126,000, which securities consisted of 1,126,000 shares (post-split) of common stock and warrants to purchase 1,126,000 shares (post-split) of common stock at an exercise price of $1.20 per share.

These transactions are described in more detail in the Current Report on Form 8-K filed on November 9, 2005 with the Securities and Exchange Commission. Copies of the Purchase and Sale Agreement, the Articles of Merger and other transaction documents are attached as exhibits thereto.

No action was required by our stockholders to appoint Messrs. Colby and Anderson to our board of directors, and no action is required by our stockholders to accept the resignations of Messrs. Fisher, Murdoch and Sturdy. This Information Statement and the information contained herein are being transmitted to our stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder ten days prior to the date Messrs. Colby and Anderson become the majority of our directors.

Our principal executive office is currently located at 2120 West Littleton Blvd., Suite 300, Littleton, Colorado 80120. Our telephone number is (303) 385-1230.

VOTING SECURITIES

Our authorized capital stock consists of 875,000,000 shares of common stock, $0.001 par value. Our common stock is the only class of voting securities issued and outstanding. Each share of common stock is entitled to one vote. On November 7, 2005 (after adjustment for the split and the return to our treasury for cancellation of 23,000,000 shares of our common stock), there were 28,876,000 shares of our common stock issued and outstanding.

APPOINTMENT OF NEW DIRECTORS

Our board of directors currently consists of five members. Two of our directors, Bradley M. Colby and John Anderson, were designated by us effective November 4, 2005, and each will hold office until his successor is elected and qualified or until his death, resignation or removal. The resignations of each of our other three directors, Frederick Fisher, Tom Murdoch and Chris Sturdy, will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, at which time our board will consist of Mr. Colby and Mr. Anderson.

CHANGE IN CONTROL

Each of the foregoing new directors has accepted the appointment as a director, and ten days following the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record, the resignations of our three other directors will be effective. At that time, control of our board will have changed.

Effective November 7, 2005, Mr. Colby acquired beneficial ownership of an aggregate of 26,250,000 shares (post-split) of our common stock held by Mr. Fisher and Mr. Murdoch, of which 23,000,000 shares (post-split) were then returned to the Company for cancellation by Mr. Colby and no longer outstanding. As a result, Mr. Colby acquired an aggregate of 3,250,000 shares (post-split) of our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning our current executive officers and directors, including the those whose resignation from the board of directors will be effective ten days after the filing of this Information Statement with the Securities and Exchange Commission and its distribution to our stockholders of record:

Name	Age	Position
Bradley M. Colby	49	Director, President, CEO, Treasurer, CFO and Secretary
John Anderson	41	Director
Frederick Fisher	46	Director
Tom Murdoch	42	Director
Chris Sturdy	42	Director

Bradley M. Colby was appointed as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary, and also as a Director, on November 4, 2005. Mr. Colby has over 25 years of experience in exploration and production land and geological work, including the acquisition and disposition of producing properties, prospect generation and development, and the marketing and sale of multiple drilling joint ventures. Prior to joining the Company, Mr. Colby was a principal at Westport Petroleum, Inc. since December 2001, where he bought and sold producing properties for his account. From March 2000 to November 2001, Mr. Colby was the President, Chief Executive Officer and a Director of Kern County Resources Ltd., a private oil and gas exploration and production company he founded. Mr. Colby received a B.S. in Business-Minerals Land Management from the University of Colorado in 1979 and had studied petroleum engineering at the Colorado School of Mines.

John Anderson was appointed as a Director of the Company on November 4, 2005. Since May 2004, Mr. Anderson has been President, Chief Executive Officer, Secretary, Treasurer and a Director of Key Gold Corporation, a publicly traded Nevada corporation involved in the exploration and mining for precious and non-precious metals and other mineral resources in China. From December of 1994 to the present, Mr. Anderson has been President of Axiom, a personal consulting and investing company primarily involved in capital raising for private and public companies in North America, Europe, and Asia. From February of 2001 to the present, he has served as a Director of Wescorp Energy, Inc., a publicly traded Nevada corporation, and from March of 2003 to the present as its President and Chief Executive Officer. In addition, from 2000 to the present he has served as a Director of CTI Diversified Holdings Ltd. and from 2003 to the present as a Director of Brett Resources Corp. Mr. Anderson holds a B.A. from University of Western Ontario.

Frederick Fisher has been a Director of the Company since inception. He was our President, CEO, Treasurer and CFO since the Company’s inception until his resignation on November 4, 2005. From May 1997 to the present, he has also been a Director of StarAsia Capital Inc., a private venture capital company for emerging mining and start-up companies located in Bangkok, Thailand. From June 2001 to the present, he has worked out of Toronto, Ontario and from May 1997 to June 2001, he worked in Bangkok, Thailand. From September 1998 to March 2000, he was a Director and Officer of Sabai Sabai Enterprises Corp., an importer of low-priced quality products from Southeast Asia for distribution throughout North America based out of Bangkok, Thailand. From September 1997 to April 1999, he was a Director and Officer of Meximed Industries, a medical supplies distributor based out of Vancouver, BC. Some of the publicly-trading mining companies he has worked with in the past are Melinga Resources (MNA:Vancouver Stock Exchange), Cercal Resources (CER:Alberta Stock Exchange), Beaufield Resources Inc. (BFD:Vancouver Stock Exchange), Victorian Eneuretic (VIC:Vancouver Stock Exchange), Yukon Gold Corp. (Vancouver Stock Exchange), Innexus Biotechnology, Inc. (IXS:TXS Venture Exchange), St. Elias Mines Ltd. (SLI:TSX Venture Exchange). He assisted these companies in developing their business and operating plans and raising financing for their mining operations by introducing them to potential mining partners and venture capitalists. From 1986 to 1989, Mr. Fisher was a stockbroker at Jefferson Securities in Vancouver, B.C. He received an Honors B.A. Degree from York University in Toronto in 1984.

Tom Murdoch has been a Director of the Company since inception, and was the Secretary from inception until his resignation on November 4, 2005. From March 1999 to the present, he has been the Sales/Program Manager for Matcor Automotive Inc., an automotive parts manufacturer in Toronto, Ontario specializing in metal stamped and welded assemblies. From August 1992 to March 1999, he was the Manager of Procurement and New Model Development for Honda of Canada Manufacturing Inc. in Alliston, Ontario. Over the past several years, he assisted Beautifle Resources (BFD:Vancouver Stock Exchange), Mountain Lake Resources and Terra Camp Mining, privately-held mining companies, in developing their business and operating plans and raising financing for their mining operations by introducing them to potential mining partners and venture capitalists. He has also been involved in other areas of mining over the years. Mr. Murdoch earned a Bachelors Degree in Economics from Wilfrid Laurier University in Waterloo, Ontario in May of 1985. Subsequently, he earned a post graduate Diploma in Business Administration from Wilfrid Laurier University in May of 1986.

Chris Sturdy has been a Director of the Company since inception. From May 1993 to the present, he has been employed as a designer and customer service specialist with Nickel General Contracting, a full service commercial and residential builder specializing in renovating turn of the century homes, located in Mississauga, Ontario. From March 1998 until May 2001, he also worked as an importer for Vereshack Agencies, an importer representing numerous European metal clasp and pull manufacturers selling to the Canadian fashion industry, with their primary customer being Roots Canada. The company is a family business in operation since the 1950's and is located in Mississauga, Ontario. Mr. Sturdy attended Sheridan College of Applied Arts and Technologies in Oakville, Ontario where he studied liberal arts during 1983 and 1984. He also attended Harris Institute for the Arts in Toronto, Ontario where he studied a Recording Industry Orientation program during 1991 and 1992.

There are no family relationships among any of our directors, executive officers or key employees.

In connection with Mr. Colby’s appointment as the Company’s President, Chief Executive Officer, Treasurer, Chief Financial Officer and Secretary, the Company entered into an employment agreement with Mr. Colby. The employment agreement has a two-year term.

We do not have agreements with any of our other directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the Company’s acquisition of the Project, and after the related 35-for-1 forward stock split and the related merger of our wholly owned subsidiary, Mr. Colby acquired beneficial ownership of 26,250,000 shares (post-split) of our common stock held by Mr. Fisher and Mr. Murdoch, of which 23,000,000 shares (post-split) were then returned to the Company for cancellation by Mr. Colby and no longer outstanding. As a result, Mr. Colby acquired 3,250,000 shares (post-split) of our common stock.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

We do not currently compensate our directors in cash for their service as members of our board of directors. We do reimburse our directors for reasonable expenses in connection with attendance at board meetings.

The following table sets forth certain annual and long-term compensation paid to our Chief Executive Officer and our executive officers.

Summary Compensation Table

		Annual Compensation			Long-Term Compensation
				Other	Restricted	Securities
				Annual	Stock	Underlying	All Other
	Fiscal	Salary	Bonus	Compensation	Award(s)	Options	Compensation
Name & Principal Position	Year	($)	($)	($)	($)	(#)	($)
Frederick Fisher, President, CEO,	2005	0	0	0	0	0	0
Treasurer, CFO*	2004	0	0	0	0	0	0
Tom Murdoch, Secretary*	2005	0	0	0	0	0	0
	2004	0	0	0	0	0	0
Bradley M. Colby, President, CEO	2005	60,000*	125,000*	0	0	1,443,800*	0
Treasurer, CFO and Secretary*

* Effective November 4, 2005, Mr. Fisher and Mr. Murdoch resigned as executive officers of the Company. On the same date, Mr. Colby was appointed as the Company’s President, CEO, Treasurer, CFO and Secretary. Mr. Colby’s employment agreement provides that Mr. Colby is entitled to a signing bonus of $125,000, an annual salary of $60,000 and an option to purchase 1,443,800 shares (post-split) of the Company’s common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the shares of common stock beneficially owned or deemed to be beneficially owned as of November 7, 2005 by: (i) each person whom we know beneficially owns more than 5% of our common stock, (ii) each of our directors, (iii) the executive officers named in the summary compensation table, and (iv) all such directors and executive officers as a group.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of our common stock that they beneficially own, subject to applicable community property laws.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of November 7, 2005. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares of Common	Percent of Common
	Stock Beneficially	Stock Beneficially
	Owned (1)	Owned (1)
Name
Bradley M. Colby (2)	3,250,000	11.3%
Frederick Fisher	0	0
Tom Murdoch	0	0
Chris Sturdy	0	0
John Anderson	0	0
All directors and executive officers as a group (5 persons)	3,250,000	11.3%

______________________________

Notes to Beneficial Ownership Table:

(1) Applicable percentage ownership is based on 28,876,000 shares (post-split) of common stock outstanding at November 7, 2005. The number of shares of common stock owned are those “beneficially owned” as determined under the rules of the Securities and Exchange Commission, including any shares of common stock as to which a person has sole or shared voting or investment power and any shares of common stock which the person has the right to acquire within sixty (60) days through the exercise of any option, warrant or right.

(2) Includes 2,500,000 shares (post-split) owned by Mr. Colby and an aggregate of 750,000 shares (post-split) owned by five members of his immediate family as to which he disclaims beneficial ownership.

COMMITTEES OF THE BOARD OF DIRECTORS

We do not have standing audit, nominating or compensation committees of the board of directors, or committees performing similar functions, and therefore our entire board of directors performs such functions. We are not currently listed on any national exchange and are not required to maintain such committees by any self-regulatory agency. We do not believe it is necessary for our board of directors to appoint such committees because the volume of matters that come before our board of directors for consideration permits each director to give sufficient time and attention to such matters to be involved in all decision making. Messrs. Sturdy and Anderson are independent directors. All directors participate in the consideration of director nominees. We do not have a policy with regard to attendance at board meetings.

We do not have a policy with regard to consideration of nominations of directors. We accept nominations for directors from our security holders. There is no minimum qualification for a nominee to be considered by our directors. All of our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility to the Company and its stockholders.

Security holders may send communications to our board of directors by writing to Eternal Energy Corp., 2120 West Littleton Blvd., Suite 300, Littleton, Colorado 80120, attention Board of Directors or any specified director. Any correspondence received at the foregoing address to the attention of one or more directors is promptly forwarded to such director or directors.

ETERNAL ENERGY CORP., a Nevada corporation

Dated: November 9, 2005	By:	/s/ Bradley M. Colby
Bradley M. Colby
President and Chief Executive Officer